

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Douglas Oliver
Chief Executive Officer
Yukon Gold Corporation, Inc.
1226 White Oaks Blvd.
Oakville, Ontario
Canada L6H 2B9

> **Re: Yukon Gold Corporation, Inc.**
> **Preliminary Schedule 14C**
> **Filed January 19, 2011**
> **File No. 0-51068**

Dear Mr. Oliver:

We have limited our review of your filing to the issues addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The disclosure in your information statement indicates that several common shareholders executed written consents to approve the re-domicile. Please note that the term "proxy" includes every proxy, consent, or authorization within the meaning of Section 14(a) of the Exchange Act. See Rule 14a-1(f) of the Exchange Act. In view of this, please explain to us on a supplemental basis the exemption(s) from the filing, dissemination, and other requirements of Regulation 14A relied upon in connection with obtaining these consents. Alternatively, tell us why you believe that procuring the consents was not a solicitation subject to Regulation 14A. In this regard, we note your press release dated December 22, 2010, which states, "Yukon Gold will seek shareholder approval for, among other

things, the Re-Domiciliation Merger and certain proposed amendments to its 2006 Stock Option Plan." To the extent you are unable to rely on an exemption, please re-file your document as a proxy solicitation subject to Regulation 14A.

2.   We note that your action with respect to reincorporating from Delaware to Nevada involves other matters for which information is called for by other items of Schedule 14A. As such, you should provide the information called for by such other items. See Note A to Schedule 14A. With respect to the items noted below, please provide separate discussion for each of these in your letter to the stockholders and more detailed discussion in the filing, using separate headings. You may indicate, as appropriate, that the consummation of each of these separate actions is conditioned on the consummation of the re-domicile action.

3.   In this regard, we note that you are proposing to merge with your Nevada subsidiary. Therefore, please revise to provide the disclosure required by Item 14 of Schedule 14A. In addition, please provide the information required by Item 10 with respect to the modification of your stock option plan.

Reincorporation From Delaware to Nevada, page 3

4.   We note the Form 8-K furnished on December 22, 2010, which discloses the non-binding letter of intent with District Gold Inc. It appears from the letter of intent that many of the corporate actions you are seeking to take are conditions precedent to closing the contemplated transaction with District Gold. Please revise to provide comprehensive disclosure of the proposed transaction with District Gold. In addition, please disclose the information required by Item 15 of Schedule 14A or explain why this is not required.

5.   We note that the letter of intent with District Gold will terminate if the Definitive Agreement has not been fully executed by February 1, 2011. Please clarify whether the Definitive Agreement has been fully executed, and if so, please file such agreement and provide appropriate disclosure on Form 8-K.

Description of Capital Stock, page 10

6.   We note that the Nevada subsidiary into which you plan to merge is authorized to issue 500,000,000 common shares, while you are currently only authorized to issue 150,000,000 common shares. Therefore, please provide the information required by Item 11 of Schedule 14A.

7.   Please clarify that the outstanding stock options and warrants also will be adjusted to give effect to the 5 to 1 conversion ratio.

8.   With respect to the increase in authorized common shares, please revise to disclose the following information in tabular format on a pre- and post-exchange basis:

- The number of shares issued and outstanding;
- The number of shares reserved for issuance;
- The number of shares authorized; and
- The number of shares authorized but not issued or reserved for issuance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Lucas, Staff Attorney, at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief